GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)
[redacted]
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. ...ur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: M...

08004251

6 August 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the incorporation of a new wholly-owned subsidiary by the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

Encl...
\\GB\SYS\USERS\SEC\ANNA\Letters\ADE.doc

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BURSA MALAYSIA

RECEIVED

2008 AUG 11 P 2:43

General Announcement

Initiated by GENTING - COMMON on 05/08/2008 02:58:56 PM
Ownership transfer to GENTING on 05/08/2008 03:00:21 PM
Submitted by GENTING on 05/08/2008 05:11:43 PM
Reference No G-C-080805-65ACF
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company

New Announcement

Submitting Investment Bank/Advisor (If applicable)	
Submitting Secretarial Firm (If applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	

Type *	**Announcement**
Subject *:	INCORPORATION OF A NEW WHOLLY-OWNED SUBSIDIARY BY GENTING BERHAD

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to inform that Genting Berhad ("the Company") has incorporated GB Services Sdn Bhd as its new wholly-owned subsidiary in Malaysia. The aforesaid new subsidiary was incorporated on 31 July 2008 with an issued and paid-up capital of RM2/- to provide shared services.

None of the Directors and/or major shareholders of the Company and/or persons connected with them has any interest, direct or indirect in the aforesaid incorporation.

The aforesaid new subsidiary is not expected to have any effect on the group's profit for 2008.

GENTING BERHAD

LOH BEE HONG
Company Secretary

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

END